82-4338

03 DEC 10 AM 7:21

03045037

RBS Participações S.A.

Financial Statements at
December 31, 2002 and 2001
and September 30, 2003 and 2002
and Report of Independent Accountants

SUPPL

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

dw 12/11

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua Mostardeiro, 800 8º e 9º
90430-000 Porto Alegre, RS - Brasil
Caixa Postal 2178
Telefone (51) 3378-1700
Fax (51) 3328-1609

Report of Independent Accountants

To the Board of Directors and Stockholders
RBS Participações S.A.

1 We have audited the accompanying balance sheets of RBS Participações S.A. as of December 31, 2002 and 2001, and the related statements of operations, of changes in net capital deficiency and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with Brazilian approved auditing standards which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

3 As mentioned in Note 12 to the financial statements, the company decided to defer recognition of the foreign exchange losses for the quarter ended March 31, 1999 and the year ended December 31, 2001. Although permitted by law, the deferred recognition is not in accordance with accounting practices adopted in Brazil, which require the recognition of exchange variations in the period in which they occur. As a consequence, net capital deficiency as of December 31, 2002 and 2001 is understated by R$ 21,948 thousand and R$ 56,393 thousand, respectively, and the loss for the year ended December 31, 2001 is understated by R$ 9,449 thousand, net of the related amortization.

PRICEWATERHOUSECOOPERS

RBS Participações S.A.

4 In our opinion, except for the effects of the matter mentioned in paragraph 3, the financial statements audited by us present fairly, in all material respects, the financial position of RBS Participações S.A. at December 31, 2002 and 2001, and the results of its operations, the changes in its net capital deficiency and the changes in its financial position for the years then ended in conformity with accounting practices adopted in Brazil.

5 We have also reviewed the accompanying financial statements of RBS Participações S.A. as of and for the nine-month periods ended September 30, 2003 and 2002. These financial statements are the responsibility of the company's management.

6 We conducted our reviews in accordance with standards approved by the Institute of Independent Auditors of Brazil (IBRACON). A review consists, principally, of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters regarding the criteria used to prepare the financial statements. A review does not represent an audit conducted in accordance with Brazilian approved auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

7 As mentioned in paragraph 3 above and in Note 12 to the financial statements, the company decided to defer recognition of the foreign exchange losses for the quarter ended March 31, 1999 and the year ended December 31, 2001. As a consequence, the company's net capital deficiency as of September 30, 2003 and 2002 is understated by R$ 13,717 thousand and R$ 30,560 thousand, respectively, and the loss for the nine-month period ended September 30, 2002 is overstated by R$ 25,833 thousand, net of the related amortization.

8 Based on our reviews, except for the effects of the matter mentioned in paragraph 7, we are not aware of any material modifications that should be made to the financial statements mentioned in paragraph 5 for them to be in conformity with accounting practices adopted in Brazil.

PRICEWATERHOUSECOOPERS

RBS Participações S.A.

9 As described in Note 6 (V), the market value at December 31, 2002 of the company's investment in Net Serviços de Comunicação S.A. is approximately R$ 32,005 thousand (September 30, 2003 - R$ 45,722 thousand; September 30, 2002 - R$ 19,813 thousand), which is less than its carrying value of R$ 242,174 thousand. Management believes that the difference between the carrying value and the market value of this investment is not permanent, and therefore no adjustment to the carrying value is necessary. Management will continue to monitor the situation and will record the necessary adjustment if a loss in value is determined to be permanent.

10 As mentioned in Note 7 to the financial statements, the company has loans denominated in U.S. dollars, which were substantially utilized for investments in the telecommunications and cable and microwave television sectors. The company has accumulated losses during several years and at December 31, 2002 has a net capital deficiency (liabilities in excess of assets) amounting to R$ 126,886 thousand (2001 - R$ 19,891 thousand; September 30, 2003 - R$ 212,677 thousand; September 30, 2002 - R$ 85,077 thousand), net of advances for future capital increase received from stockholders. The company's ability to meet its obligations when they fall due will depend on the return of the investments made and the support of the stockholders and other RBS Group companies.

Porto Alegre, October 31, 2003

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RS

Carlos Alberto de Sousa
Contador CRC 1RJ056561/O-7 "S" RS

Balance Sheet
In thousands of Brazilian reais

Assets, net capital deficiency and advances for future capital increase	December 31 2002	December 31 2001	September 30 2003 (Unaudited)	September 30 2002 (Unaudited)
Current assets				
Cash and cash equivalents	81		1	99
Marketable securities (Note 4)	12,925	15,982		13,489
Receivable from subsidiary company (Note 5)		141		4,856
Receivable from group companies (Note 5)	1,847	6,401	1,570	1,482
Taxes recoverable		5,455		5,455
Prepaid expenses	1,248	1,912	783	1,403
Other	5	5	4	3
	16,106	29,896	2,358	26,787
Long-term receivables				
Advances for future capital increase in subsidiary company (Note 5)	26,250	11,250	4,275	11,250
Receivable from subsidiary company (Note 5)	942	2,059	942	3,920
Taxes recoverable	5,488		6,416	
Judicial deposits	6,814	3,027	6,847	6,246
	39,494	16,336	18,480	21,416
Permanent assets				
Investments (Note 6)	313,432	262,485	323,046	324,612
Installations and equipment	199	182	167	191
Deferred charges (Note 12)	21,948	56,393	13,717	30,560
	335,579	319,060	336,930	355,363
Net capital deficiency (Note 8)				
Capital	(109,214)	(109,214)	(109,214)	(109,214)
Accumulated deficit	307,100	200,105	392,891	265,291
	197,886	90,891	283,677	156,077
Advances for future capital increase (Note 5)	(71,000)	(71,000)	(71,000)	(71,000)
	126,886	19,891	212,677	85,077
Total assets, net capital deficiency and advances for future capital increase	518,065	385,183	570,445	488,643

Liabilities	December 31 2002	December 31 2001	September 30 2003 (Unaudited)	September 30 2002 (Unaudited)
Current liabilities				
Accounts payable	12	59	35	16
Payable to group companies (Note 5)	129,274	47,545	128,783	104,744
Payable to subsidiary company (Note 5)	5,681		41,499	
Payable to other companies	10,853	12,128	6,081	15,796
Loans (Note 7)	42,219	8,653	27,482	7,951
Salaries and social security contributions	2	2		2
Other taxes payable	11,643	3,542	7,192	13,149
	199,684	71,929	211,072	141,658
Long-term liabilities				
Payable to subsidiary company (Note 5)		3,481		5,842
Loans (Note 7)	318,381	309,773	359,373	341,143
	318,381	313,254	359,373	346,985
Total liabilities	518,065	385,183	570,445	488,643

The accompanying notes are an integral part of these financial statements.

RBS Participações S.A.

Statement of Operations

In thousands of Brazilian reais, except per share data

	Years ended December 31		Nine-month periods ended September 30	
	2002	**2001**	**2003 (Unaudited)**	**2002 (Unaudited)**
Operating revenues and expenses				
Equity in earnings (losses) of subsidiaries, net (Note 6)	19,179	(12,295)	(12,117)	30,372
Loss arising from the subscription of capital made by another company (Note 6 (III))			(244)	
Royalties (Note 1)	17,384	17,376	13,049	12,805
General and administrative	(1,116)	(2,329)	(779)	(988)
Financial income (Note 7(b))	134,936		2,494	190,879
Financial expenses (Note 9)	(238,072)	(60,083)	(78,043)	(298,259)
Non-operating income (expense), net (Notes 5(d) and 6(V))	(4,861)	7,543	(1,920)	5
Loss for the year/period	(72,550)	(49,788)	(77,560)	(65,186)
Loss per share at the end of the year/period - R$	(1.05)	(0.72)	(1.12)	(0.95)

The accompanying notes are an integral part of these financial statements.

RBS Participações S.A.

Statement of Changes in Net Capital Deficiency
In thousands of Brazilian reais

	Capital	Accumulated deficit	Total
At January 1, 2001	109,214	(150,317)	(41,103)
Loss for the year		(49,788)	(49,788)
At December 31, 2001	109,214	(200,105)	(90,891)
Prior year adjustment (Note 12)		(34,445)	(34,445)
Loss for the year		(72,550)	(72,550)
At December 31, 2002	109,214	(307,100)	(197,886)
At January 1, 2003	109,214	(307,100)	(197,886)
Prior year adjustment (Note 12) (Unaudited)		(8,231)	(8,231)
Loss for the period (Unaudited)		(77,560)	(77,560)
At September 30, 2003 (Unaudited)	109,214	(392,891)	(283,677)
At January 1, 2002	109,214	(200,105)	(90,891)
Loss for the period (Unaudited)		(65,186)	(65,186)
At September 30, 2002 (Unaudited)	109,214	(265,291)	(156,077)

The accompanying notes are an integral part of these financial statements.

RBS Participações S.A.

Statement of Changes in Financial Position

In thousands of Brazilian reais

	Years ended December 31		Nine-month periods ended September 30	
	2002	2001	2003 (Unaudited)	2002 (Unaudited)
Financial resources were provided by:				
Operations				
Loss for the year/period	(72,550)	(49,788)	(77,560)	(65,186)
Expenses (income) not affecting working capital				
Equity in losses (earnings) of subsidiaries, net	(19,179)	12,295	12,117	(30,372)
Loss arising from the subscription of capital made by another company			244	
Exchange variations on long-term liabilities	163,742	29,070	(76,238)	212,558
Loss (gain) from interest rate swap	(123,282)		117,230	(178,827)
Depreciation	34	19	16	25
Amortization of deferred charges		34,445		25,833
Net book value of permanent asset disposals		24,209	18	
	(51,235)	50,250	(24,173)	(35,969)
Financial resources used in operations	51,235		24,173	35,969
Decrease in advances for future capital increase		39,886	21,975	
Decrease in advances received for future capital increase		19,864		
Total funds provided		110,000	21,975	
Financial resources were used for:				
Operations	51,235		24,173	35,969
Increase in advances for future capital increase in subsidiary company	15,000			
Increase in long-term receivables	8,158	3,624	961	5,080
Transfer from long-term liabilities to current liabilities	35,333			
Investments	31,768	90,726	21,975	31,755
Installations and equipment	51	141	2	34
Deferred charges		43,894		
Total funds used	141,545	138,385	47,111	72,838
Decrease in working capital	(141,545)	(28,385)	(25,136)	(72,838)
Current assets				
At the end of the year/period	16,106	29,896	2,358	26,787
At the beginning of the year/period	29,896	5,534	16,106	29,896
	(13,790)	24,362	(13,748)	(3,109)
Current liabilities				
At the end of the year/period	199,684	71,929	211,072	141,658
At the beginning of the year/period	71,929	19,182	199,684	71,929
	127,755	52,747	11,388	69,729
Decrease in working capital	(141,545)	(28,385)	(25,136)	(72,838)

The accompanying notes are an integral part of these financial statements.

1 Business

RBS Participações S.A. (the company) was formed in 1993 under the laws of the Federative Republic of Brazil. The company is a holding company owned by three holding companies related to three family groups, who are also owners of record of the Rede Brasil Sul - RBS Group. The RBS Group includes companies operating in television and radio broadcasting, newspaper publishing, real estate and other activities. The company collects royalties on the use of trademarks from all RBS Group companies, calculated at 3.5% of their net operating revenues.

As described in Note 6, the company holds investments (directly and indirectly) in other companies, principally operating in the telecommunications and cable and microwave television sectors.

2 Presentation of the Financial Statements

The accounting records of the company are maintained in accordance with Brazilian corporate and tax legislation, and the financial statements have been prepared therefrom, including certain adjustments to conform with accounting principles generally accepted in Brazil ("Brazilian GAAP"), which originally required the presentation of financial statements under the constant currency methodology, as a means of depicting more clearly the impacts of inflation on a company's financial information.

Under the constant currency methodology, all financial statement balances, including comparative balances from prior years, are presented in reais of constant purchasing power using as the basis for restatement the official index *Unidade Fiscal de Referência - UFIR* (Fiscal Unit of Reference) up to December 31, 1995 and the variation of the *Índice Geral de Preços - Mercado - IGP-M* (General Market Price Index) as from that date. The reported amounts of non-monetary assets, such as permanent assets, and net capital deficiency accounts include restatement as from the date of origin.

In thousands of Brazilian reais, unless otherwise stated

In 2001, Resolution 900 of the Federal Accountancy Council (CFC) established that the indexation of the accounts under the constant currency methodology should be suspended during periods of low inflation, i.e., when the cumulative inflation rate in a 36-month period is less than 100%. The company has therefore suspended the indexation in its financial statements as from September 30, 2001, and subsequent transactions are recorded at their historical amounts without indexation. Likewise, the comparative balances from prior years have been indexed to inflation only up to September 30, 2001.

The price-level restatement of financial statements for both statutory and tax purposes was abolished as from January 1, 1996, by Law 9249. Although the company's statutory accounting records as from January 1, 1996 do not reflect any price-level restatements of permanent assets and stockholders' deficit accounts, pro forma adjustments have been made to the financial statements to reflect these restatements through the constant currency methodology. No recognition has been made of the tax effects of these pro forma adjustments since (i) there is no expectation of realization of the related assets (which generated a restatement gain) and (ii) restatement of net capital deficiency (as a credit to income) does not represent an actual taxable benefit.

3 Significant Accounting Policies

(a) Determination of results of operations and current and long-term assets and liabilities

Results of operations are determined on the accrual basis and include gains and losses on monetary items and the restatement of non-monetary items. Except as described in Note 12, net exchange gains and losses on foreign liabilities are recorded in financial expenses.

(b) Investments

The investments in direct and indirect subsidiary companies are accounted for on the equity method, including goodwill based on expected profitability. The investments in entities in which the company's and its subsidiaries' ownership interests are less than 20% are maintained at restated cost.

In thousands of Brazilian reais, unless otherwise stated

(c) Deferred charges

Deferred charges include the foreign exchange losses for the quarter ended March 31, 1999 and year ended December 31, 2001 (Note 12), which have been amortized over a four-year period, or recognized upon the payment of the related foreign currency liabilities, or offset against future foreign exchange gains arising from these liabilities.

(d) Statements of operations, of changes in stockholders' deficit and of changes in financial position

During periods in which the indexation of balances under the constant currency methodology is applicable (see Note 2), the amounts presented in these statements are indexed as from the month they are recorded and are adjusted by purchasing power gains and losses on monetary items.

4 Marketable Securities

Marketable securities at December 31, 2002 and 2001 and at September 30, 2002 are represented by an investment in a restricted mutual fund, which is a guarantee for the option contracts described in Note 13 and falls due during the first quarter of 2003.

On December 31, 2002, there is an additional investment of R$ 7,713 (September 30, 2002 - R$ 8,278) indexed to the Interbank Certificate of Deposit (CDI) interest rate, for which the company contracted an interest rate swap exchanging the CDI interest rate for the U.S. dollar exchange variation plus 6.5% per year.

In thousands of Brazilian reais, unless otherwise stated

5 Related Party Balances

	December 31		September 30	
	2002	2001	2003	2002
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities) (Unaudited)	Assets (liabilities) (Unaudited)
Current assets - Receivable from subsidiary company				
RBSPar Ltd.		141		4,856
Current assets - Receivable from group companies				
RBS Administração e Cobranças Ltda.	120	4,647		
Televisão Gaúcha S.A.	425	437	368	268
Zero Hora - Editora Jornalística S.A.	725	756	673	768
RBS TV de Florianópolis S.A.	169	169	152	119
Rádio Gaúcha S.A.	62	55	66	57
Other RBS Group companies	346	337	311	270
Long-term receivable - Advances for future capital increase in subsidiary company				
DIRECT - Marketing Direto S.A. (formerly known as RBS Interativa S.A.)	26,250	11,250		11,250
RBS Online Ltda.			4,275	
Long-term assets - Receivable from subsidiary company				
RBS Direct S.A.	942	2,059		3,920
RBS Online Ltda.			942	
Current liabilities - Payable to group companies				
RBS Administração e Cobranças Ltda.	(39,104)	(27,165)	(40,091)	(71,537)
TV Coligadas de Santa Catarina S.A.	(3,950)	(3,590)	(3,950)	(3,857)
Empresa Jornalística Pioneiro S.A.		(3,118)		
RBS TV de Florianópolis S.A.	(14,707)	(10,118)	(14,707)	(10,870)
Rádio Gaúcha S.A.	(5,938)	(3,554)	(5,938)	(3,818)
Rural Trading - Importação e Expostação Ltda.	(11,542)		(14,324)	(11,313)

In thousands of Brazilian reais, unless otherwise stated

	December 31		September 30	
	2002	2001	2003	2002
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities) (Unaudited)	Assets (liabilities) (Unaudited)
Zero Hora - Editora Jornalística S.A.	(54,033)		(49,773)	(3,349)
Current liabilities - Payable to subsidiary company				
RBSPar Ltd.	(5,681)		(41,499)	
Long-term liabilities - Payable to subsidiary company				
RBSPar Ltd.		(3,481)		(5,842)
Advances for future capital increase				
FEC Participações S.A.	(5,680)	(5,680)	(5,680)	(5,680)
JAMA Participações S.A.	(29,110)	(29,110)	(29,110)	(29,110)
IMA Participações S.A.	(36,210)	(36,210)	(36,210)	(36,210)

(a) The accounts receivable from RBS Administração e Cobranças Ltda. bear no interest.

(b) Advances for future capital increase made to investees or received from the stockholders bear no interest.

(c) As from January 1, 2003, the accounts payable to TV Coligadas de Santa Catarina S.A., RBS TV de Florianópolis S.A. and Rádio Gaúcha S.A. bear no interest. Until that date, the amounts payable to these companies bore interest at market rates. The amounts payable to the other group companies comprise loans bearing interest at market rates.

(d) The amount receivable from RBS Online Ltda. comprises amounts expended by the company for the partial acquisition of options granted by the subsidiary's stock option plan. On December 31, 2002, the company recorded a provision for losses, in the amount of R$ 4,880 (September 30, 2003 - R$ 6,808), relating to this program.

(e) The amount payable to RBSPar Ltd. at September 30, 2003 is indexed to the US dollar and bears interest of 14% p.a.

In thousands of Brazilian reais, unless otherwise stated

6 Investments

Activity	Teleparbs Participações S.A.	Caboparbs Participações S.A.	RBSPar Ltd.	DIRECT - Marketing Direto S.A.	Net Serviços de Comunicação S.A.	Other	Total
At January 1, 2001	45,305	129,567	13,844	17,046	2,166	335	208,263
Capital increase			35,227	3,736			38,963
Companies merged into RBS Participações S.A.	(53,675)	(161,638)					(215,313)
Investments disposal					(24,209)		(24,209)
Investments received from the companies merged into RBS Participações S.A.					264,912	2,164	267,076
Adjustment to the cost of investment related to the unrealized gain arising from the subscription of capital made by another subsidiary (Note 6(I)(c))		32,450			(32,450)		
Equity in earnings (losses)	8,370	(379)	1,284	(21,570)			(12,295)
At December 31, 2001			50,355	(788)	210,419	2,499	262,485
Capital increase					31,755	13	31,768
Equity in earnings (losses)			31,946	(11,855)		(912)	19,179
At December 31, 2002			82,301	(12,643)	242,174	1,600	313,432

In thousands of Brazilian reais, unless otherwise stated

	RBSPar Ltd.	DIRECT - Marketing Direto S.A.	Net Serviços de Comunicação S.A.	Other	Total
At January 1, 2003	82,301	(12,643)	242,174	1,600	313,432
Capital increase (Unaudited)		21,975			21,975
Loss arising from the subscription of capital made by another company (Note 6 (III))	(244)				(244)
Split-off to form RBS Online Ltda. (Unaudited) (Note 6 (IV))		(1,315)		1,315	
Equity in losses (Unaudited)	(3,428)	(6,478)		(2,211)	(12,117)
At September 30, 2003 (Unaudited)	78,629	1,539	242,174	704	323,046
At January 1, 2002	50,355	(788)	210,419	2,499	262,485
Capital increase (Unaudited)			31,755		31,755
Equity in earnings (losses) (Unaudited)	38,760	(8,388)			30,372
At September 30, 2002 (Unaudited)	89,115	(9,176)	242,174	2,499	324,612

In thousands of Brazilian reais, unless otherwise stated

Information on investments accounted for on the equity method

	RBS Online Ltda.	RBS - Comércio e Licenciamento de Marcas Ltda.	RBSPar Ltd.	DIRECT - Marketing Direto S.A
Percentage ownership - %				
December 31, 2002		99.99	100.00	75.00
December 31, 2001			100.00	75.00
September 30, 2003 (Unaudited)	52.1	99.99	56.73	75.00
September 30, 2002 (Unaudited)			100.00	75.00
Stockholders' equity (deficit)				
December 31, 2002		(899)	82,301	(16,857)
December 31, 2001			50,355	(1,050)
September 30, 2003 (Unaudited)	(1,721)	(923)	138,603	2,052
September 30, 2002 (Unaudited)			89,115	(12,235)
Net income (loss) for the year/period				
December 31, 2002		(25)	5,625	(15,807)
December 31, 2001			3,771	(28,973)
September 30, 2003 (Unaudited)	(3,494)	(24)	12,040	(8,635)
September 30, 2002 (Unaudited)			4,584	(11,172)

Comments on subsidiaries and other investments

I Teleparbs Participações S.A. (Teleparbs)

Teleparbs held investments in other companies, operating principally in the telecommunications sector (trunking). As from September 20, 1999, Teleparbs also held investments in companies operating in the cable and microwave television sectors.

On July 5, 2001, Teleparbs was merged into the company.

Teleparbs had maintained investments in the following companies:

(a) RMD do Brasil S.A. (RMD)

RMD operates in the telecommunications sector, including rendering services and selling products, as well as investing in other companies in the same sector.

The investment of Teleparbs in RMD represented 11.8% of its capital.

In thousands of Brazilian reais, unless otherwise stated

(b) Caboparbs Participações S.A. (Caboparbs)

On September 20, 1999, Teleparbs subscribed to 32.82% of the capital of Caboparbs in the amount of R$ 80,085, including a premium over book value (goodwill) of R$ 40,269, based on future profitability. The amortization period for the goodwill was ten years. Since Teleparbs' subscription included a premium over book value, the company's direct investment in the net assets of Caboparbs increased by R$ 40,269. This unrealized gain on the capital subscription has been eliminated, however, since the source of the gain was another subsidiary of the company (see Note 6(I)(c) below).

On September 19, 2000, Caboparbs reduced its capital through the transfer to Teleparbs of a 4.55% interest in Net Serviços de Comunicação S.A. (formerly known as Globo Cabo S.A.) (representing 11,590,333 common shares and 14,194,492 preferred shares) (see Notes 6(I)(c) and 6(II) below). The reduction of capital included all of Teleparbs' shares of Caboparbs.

The goodwill paid on the Caboparbs investment, as described above, was transferred to the investment in Net Serviços de Comunicação S.A. (see Note 6(I)(c) below).

(c) Net Serviços de Comunicação S.A (formerly known as Globo Cabo S.A.) (Net Serviços)

Net Serviços is a holding company for several subsidiary companies which operate cable and microwave TV systems in the main Brazilian cities.

This investment was recorded by Teleparbs on the cost method in the amount of R$ 122,642 and included the unamortized goodwill in the amount of R$ 32,450.

The interest in Net Serviços, represented by 11,590,333 common shares, was transferred to the company through the merger of Teleparbs into the company (see Note 6(V)).

The remaining unrealized gain, in the amount of R$ 32,450, on the capital subscription mentioned in Note 6(I)(b) has been eliminated, however, since the source of the gain was another subsidiary of the company.

In thousands of Brazilian reais, unless otherwise stated

II Caboparbs Participações S.A.

Caboparbs held investments in Net Serviços (Note 6(I)(c)).

On July 5, 2001, Caboparbs was merged into the company and the interest in Net Serviços, represented by 229,697,234 preferred shares, was transferred to the company.

III RBSPar Ltd. (formerly known as Caboparbs Ltd.)

RBSPar Ltd. was incorporated as an exempt company under the Companies Law of the Cayman Islands. Its operations comprise obtaining bank loans and transferring the funds obtained to the parent and related companies of the RBS Group in Brazil.

On March 24, 1999, the company bought a 100% interest in RBSPar Ltd. from RBS Administração e Cobranças Ltda. for book value (R$ 1).

On September 11, 2001, the company contributed additional capital of R$ 35,227.

On April 30, 2003, the company authorized another company to subscribe capital in the investee, in the amount of R$ 11,559, including a premium of R$ 5,272. As a consequence, the interest of the company in the investee was reduced to 86.12%.

On September 9, 2003, the company authorized the other stockholder to subscribe capital in the investee, in the amount of R$ 46,746, including a premium of R$ 23,017. As a consequence, the interest of the company in the investee was reduced to 56.73%.

In thousands of Brazilian reais, unless otherwise stated

IV DIRECT - Marketing Direto S.A. (formerly known as RBS Interativa S.A.)

DIRECT - Marketing Direto S.A. was established on February 20, 2000 and offers innovative database marketing services, CRM (Customer Relationship Management) and integrated marketing solutions based on deep knowledge of the client base.

The company subscribed 75% of the total capital (R$ 877) in February 2000 and contributed additional capital of R$ 20,328 from June to December 2000.

On March 31, 2001 and May 30, 2003, the company contributed additional capital of R$ 3,736 and R$ 21,975, respectively.

On June 23, 2003, the shareholders of RBS Interativa S.A. approved the change of its name to DIRECT - Marketing Direto S.A. At the same date, the shareholders approved the split-off of the investee, in the amount of R$ 1,754, based on an appraisal carried out by independent experts, transferring the activity of Internet-related businesses, including the website known as "clicRBS", which allows the integration of the competitive edges of every business of the RBS Group, to a company named RBS Online Ltda. (Note 6(VI)).

V Net Serviços de Comunicação S.A.

See Notes 6(I)(c) and 6(II).

This investment is recorded on the cost method.

At January 1, 2001 the company held 2,575,876 preferred shares of Net Serviços.

As consequence of the merger of Teleparbs and Caboparbs into the company on July 5, 2001, it received those subsidiaries' interests in Net Serviços de Comunicação S.A. described in Notes 6(I)(c) and (II), including the unamortized goodwill recorded by Teleparbs, which was fully eliminated after such merger against the unrealized gain which arose from the 1999 subscription of capital made by another subsidiary.

In thousands of Brazilian reais, unless otherwise stated

On August 24, 2001, the company sold part of its interest in Net Serviços, consisting of 35,481,517 preferred shares, to Zero Hora - Editora Jornalística S.A. for the amount of R$ 31,752, resulting in a gain of R$ 7,543. The company's interest in Net Serviços comprises 10.97% of Net Serviços' total capital.

On August 7, 2002, the company contributed additional capital of R$ 31,755, equivalent to 45,364,758 common shares.

The market value of the investment in Net Serviços at December 31, 2002, based on the quotation of that company's shares on the stock exchange, was approximately R$ 32,005 (September 30, 2003 - R$ 45,722; September 30, 2002 - R$ 19,813). Management believes that the difference between the carrying value and the market value of this investment is not of a permanent nature, considering the recent measures adopted by the investee to extend its debt maturities, increase its paid-in capital, and restructure its administrative processes, as well as historical global trends of market value per subscriber observed in the market. Because of the uncertainties and volatility in the stock market, management will continue to monitor the market value of this investment and will record an allowance for loss if a permanent loss of value is observed.

VI Other investments

This account consists mainly of the investment in RMD mentioned in Note 6(I)(a) and RBS Online Ltda. (Note 6 (IV)).

In thousands of Brazilian reais, unless otherwise stated

VII Summary of the equity in the earnings (losses) of subsidiaries

	December 31		September 30	
	2002	2001	2003 (Unaudited)	2002 (Unaudited)
Through Caboparbs		(379)		
Through DIRECT - Marketing Direto S.A.	(11,855)	(21,570)	(6,478)	(8,388)
Through RBS Online Ltda.			(2,211)	
Through Teleparbs		8,370		
Through RBS - Comércio e Licenciamento de Marcas Ltda.	(912)			
Through RBSPar Ltd.				
Gain (loss) arising from the U.S. dollar exchange variation for the year/period on the stockholders' equity of the investee	26,321	(2,487)	(14,135)	34,176
Equity in earnings of RBSPar Ltd.	5,625	3,771	10,707	4,584
	19,179	(12,295)	(12,117)	30,372

In thousands of Brazilian reais, unless otherwise stated

7 Loans

	December 31		September 30	
	2002	2001	2003 (Unaudited)	2002 (Unaudited)
Foreign currency	483,882	318,426	391,289	527,921
Interest rate swaps	(123,282)		(4,434)	(178,827)
	360,600	318,426	386,855	349,094
Current liabilities	(42,219)	(8,653)	(27,482)	(7,951)
Long-term liabilities	318,381	309,773	359,373	341,143

(a) Foreign currency

Foreign currency loans, which are mainly denominated in U.S. dollars, are guaranteed by the related companies Zero Hora - Editora Jornalística S.A., Televisão Gaúcha S.A., RBS TV de Florianópolis S.A. and Rádio Gaúcha S.A. and include:

- The remaining balance of a Global Medium-Term Note of US$ 50,000,000 (December 31, 2002 - R$ 30,208; December 31, 2001 - R$ 20,400; September 30, 2003 - R$ 25,864; September 30, 2002 - R$ 41,059), issued in December 1995, with final maturity in 2003, and put options in December 1998 and 2000, bearing interest of 14% per year, payable semiannually. This Note represents the first tranche of a US$ 200,000,000 Program which requires the company and the Guarantors to observe certain negative covenants. All these covenants are being observed.

- A Global Medium-Term Note of US$ 125,000,000 (December 31, 2002 - R$ 453,674; December 31, 2001 - R$ 298,026; September 30, 2003 - R$ 365,425; September 30, 2002 - R$ 486,862), issued in March 1997, with final maturity in March 2007 and bearing interest of 11% per year, with semiannual payments. This Note represents the second tranche of the US$ 200,000,000 Program mentioned above.

In thousands of Brazilian reais, unless otherwise stated

(b) Interest rate swaps

On April 25, 2002, the company contracted an interest rate swap in the notional amount of R$ 294,600 (equivalent to US$ 125,000,000 on that date) exchanging the U.S. dollar exchange variation for the CDI interest rate less 6.36% p.a. The due date of such contract is March 29, 2007, matching the final maturity date of the second tranche of the US$ 200,000,000 Program mentioned above. The unrealized gain on the interest rate swap is recorded in financial income.

The company's obligations under this contract are guaranteed by the related companies Zero Hora - Editora Jornalística S.A., Televisão Gaúcha S.A., RBS TV de Florianópolis S.A. and Rádio Gaúcha S.A.

On August 28, 2003, the company contracted interest rate swaps in the notional amounts of R$ 20,442 and R$ 27,043 (equivalent to US$ 6,875 thousand and US$ 9,095 thousand, respectively) exchanging the U.S. dollar exchange variation for 93.8% and 95%, respectively, of the CDI interest rate. The due dates of these contracts are March 30, 2004 and December 11, 2003, respectively, and their carrying values at September 30, 2003 were approximately R$ 694 loss and R$ 924 loss, respectively.

8 Net Capital Deficiency

(a) Capital comprises 68,874,030 common shares with no par value.

The stockholders are entitled to an annual dividend of not less than 33% of net income after the appropriation to the legal reserve of an amount equivalent to 5% of the annual net income in accordance with the statutory financial statements, up to a limit of 20% of capital, also per the statutory financial statements.

Additionally, in accordance with the company's by-laws, a statutory reserve for investments and working capital should be established based on appropriations of 10% of net income after appropriations to the legal reserve and the minimum annual dividend. The total of the legal and statutory reserves cannot exceed the amount of the company's capital.

In thousands of Brazilian reais, unless otherwise stated

(b) The balance of accumulated deficit in the company's statutory financial statements is reconciled to the balance in these financial statements as follows:

	December 31		September 30	
	2002	2001	2003 (Unaudited)	2002 (Unaudited)
Balances per statutory financial statements	(336,437)	(229,201)	(421,324)	(294,604)
Adjustments arising from the constant currency accounting methodology	28,789	28,467	28,215	28,678
Further adjustments to conform the financial statements to accounting principles generally accepted in Brazil	548	629	218	635
Balances in these financial statements	(307,100)	(200,105)	(392,891)	(265,291)

9 Financial Expenses

Financial expenses include R$ 62,455 (December 31, 2001 - R$ 51,116; September 30, 2003 - R$ 47,577; September 30, 2002 - R$ 45,488) of interest and a loss of R$ 167,447 (December 31, 2001 - R$ 21,250 loss (including R$ 34,445 referring to the amortization of deferred charges (see Note 12); September 30, 2003 - R$ 84,369 gain; September 30, 2002 - R$ 243,115 loss (including R$ 25,833 referring to the amortization of deferred charges (see Note 12))) on monetary variations on bank loans. The latter amounts consider the differences between the exchange variations on foreign currency loans and the inflation index used to prepare the constant currency financial statements, when applicable. Allocation of monetary gains and losses is subject to estimates made by management.

In thousands of Brazilian reais, unless otherwise stated

10 Tax Losses

At December 31, 2002, the company had income tax loss carryforwards of R$ 216,627 (December 31, 2001 - R$ 145,459; September 30, 2003 - R$ 312,664; September 30, 2002 - R$ 230,477) and social contribution tax loss carryforwards of R$ 222,260 (December 31, 2001 - R$ 148,953; September 30, 2003 - R$ 318,252; September 30, 2002 - R$ 235,912) which are available for offset against up to 30% of future taxable income, with no expiration term. The related benefits (25% income tax and 9% social contribution tax) will be recognized when there is sufficient objective evidence to demonstrate that their realization is probable.

11 Pension Fund

The companies in the RBS Group (the "Sponsors") have formed RBS Prev - Sociedade Previdenciária, a private pension fund (the "Fund"), to provide employees with supplementary pension and disability benefits, in addition to those paid by the National Social Security System. The Fund was approved by the Ministry of Social Security in October 1996 and was implemented as from January 1997.

The Fund is a defined contribution plan, with contributions from Sponsors and participants calculated based on variable amounts and percentages at the option of each participant. The normal contributions of the Sponsors are based on the basic contribution of the participants at rates of up to 300% depending on the participant's age. Past service benefits will be funded by the Sponsors over twenty years through monthly payments adjusted by the *Índice Nacional de Preços ao Consumidor - INPC* (National Consumer Price Index). These contributions will automatically cease when the participant terminates employment for any reason, reaches retirement age, dies or becomes disabled.

Furthermore, the Sponsors may opt to make additional contributions at any time, and the normal and additional contributions may be revised by the participants and Sponsors in February of each year. The Sponsors may also temporarily reduce or suspend their contributions, maintaining only those necessary to cover the benefits already accrued to the participants or their beneficiaries.

The Sponsors do not have any responsibility to guarantee the minimum level of the benefits to the participants when they terminate their employment.

In thousands of Brazilian reais, unless otherwise stated

The company's contributions are not material.

The Fund's financial statements at December 31, 2002 and 2001 were examined by independent accountants, and the actuarial reserves were determined by an actuary; the independent accountants issued unqualified opinions on those financial statements.

12 Deferred Charges

In 1999, the company decided to defer recognition of the R$ 120,522 foreign exchange loss for the quarter ended March 31, 1999, as permitted by Provisional Measure no. 1818 dated March 25, 1999, which was later converted into Law 9816 dated August 23, 1999, and CVM Deliberation no. 294 dated March 26, 1999.

In 2001, the company decided to defer recognition of the R$ 43,894 foreign exchange loss for the year 2001, as permitted by Provisional Measure no. 3 dated September 21, 2001, later converted into Law 10305 dated November 7, 2001.

As of December 31, 2002, the foreign exchange loss deferred by the company amounts to R$ 21,948 (December 31, 2001 - R$ 56,393; September 30, 2003 - R$ 13,717; September 30, 2002 - R$ 30,560), net of the related amortization.

On December 31, 2002 and September 30, 2003, the company decided to record the amortization of the year/period, amounting to R$ 34,445 and R$ 8,231, respectively, as a prior year adjustment against accumulated deficit.

13 Financial Instruments

The company has financial assets and liabilities recorded in the balance sheet which are characterized as financial instruments. The market value of the investment in Net Serviços de Comunicação S.A. is described in Note 6 (V). The balances of other financial assets and liabilities are stated based on their contractual conditions, which are equivalent to the respective market values.

In thousands of Brazilian reais, unless otherwise stated

In addition to the swap contracts mentioned in Notes 4 and 7 (b), the company has contracted foreign exchange option contracts to protect its other foreign currency liabilities against unexpected exchange rate fluctuations. At December 31, 2002 the notional amounts of these option contracts totaled R$ 5,873 (US$ 2,048 thousand) ((December 31, 2001 - R$ 11,679 (US$ 4,557 thousand); September 30, 2002 - R$ 5,873 (US$ 2,048 thousand)), their fair value was approximately R$ 1,554 (asset) (December 31, 2001 - R$ 720 (liability); September 30, 2002 - R$ 2,497 (asset)), and their carrying value was R$ 2,579 (asset) (December 31, 2001 - R$ 543 (liability); September 30, 2002 - nihil). These contracts fell due in the first quarter of 2003.

* * *